

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-04 (MM/DD/YY) AND ENDING 03-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Weil Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras street, suite 3500
(No. and Street)

New Orleans (City) Louisiana (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Martinez 410-454-2976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

250 West Pratt street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Howard Weil Incorporated, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS

Page(s)



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Howard Weil Incorporated (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Baltimore, Maryland
May 24, 2005

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)
STATEMENT OF FINANCIAL CONDITION
March 31, 2005

Assets		
Cash equivalents	$	8,116,809
Cash segregated for regulatory purposes		42,459
Commissions receivable from affiliated broker-dealer		2,314,868
Equipment and leasehold improvements, net		88,367
Deferred tax asset		118,827
Prepaid expenses and other assets		234,715
Total Assets	**$**	**10,916,045**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	2,954,981
Payable to Parent		994,056
Accrued expenses		209,239
Total Liabilities		4,158,276
Stockholder's equity:		
Common stock, no par value; authorized 5,000 shares; issued and outstanding 100 shares		200,000
Additional paid-in capital		3,022,963
Retained earnings		3,534,806
Total Stockholder's Equity		6,757,769
Total Liabilities and Stockholder's Equity	**$**	**10,916,045**

See accompanying notes to statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Howard Weil Incorporated (the "Company") is a registered broker-dealer and wholly-owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company provides securities brokerage, equity research and investment banking services.

Use of Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statement and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statement.

Cash Equivalents

Cash equivalents consist of shares in a money market fund managed by an affiliate of the Company. The carrying amount of cash equivalents approximates fair value.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

Depreciation and Amortization

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $372,687 at March 31, 2005. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease.

2. Related Party Transactions

All security transactions are cleared for the Company by LMWW on a fully disclosed basis. The Company's gross revenues from transactions cleared by LMWW are presented as Commissions receivable from affiliated broker dealer in the Statement of Financial Condition, and are settled on a monthly basis.

LMWW provides clearing and execution services to the Company pursuant to a Clearing Agreement between the parties.

Pursuant to an Administrative Services Agreement, LMWW also provides the Company with certain support services, including executive, legal, compliance, financial processing and reporting, regulatory reporting, tax, human resources, and information technology and also acts as the disbursing agent for the Company in the payment of compensation costs and vendor invoices.

Amounts due under these agreements are settled on a monthly basis between the Company and the Parent.

3. Cash Segregated for Regulatory Purposes

The Company has set aside funds in an interest-bearing segregated account to compensate customers who paid front-end fees in connection with their purchase through the Company of Class A mutual fund shares but failed to receive the appropriate volume-based discounts, known in the industry as breakpoint discounts. The balance of $42,459, including interest earned, is presented as Cash segregated for regulatory purposes on the Statement of Financial Condition.

4. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. The provision for federal income taxes was determined as if the Company filed a separate return. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable.

Included in Prepaid expenses and other assets on the Statement of Financial Condition at March 31, 2005 is $152,553 of current income tax receivable.

Deferred taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2005, the Company had a net deferred tax asset of $118,827.

Components of the net deferred tax asset at March 31, 2005 are as follows:

Accrued compensation and benefits	$ 64,310
Accrued expenses	84,114
Depreciation and other	(29,597)
	$118,827

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2005, the Company had net capital, as defined, of $6,153,524, which exceeded required net capital by $5,876,306.

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2005

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company clears all transactions with and for customers on a fully disclosed basis with LMWW.